August 10, 2018

Via EDGAR Submission

Securities and Exchange Commission
Division of Corporation Finance
Office of Transportation and Leisure
100 F Street, N.E.
Washington, D.C. 20549

Attention: Jim Dunn

Re: OLD DOMINION FREIGHT LINE, INC.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 27, 2018
Form 10-Q for the Fiscal Period Ended March 31, 2018
Filed May 7, 2018
File Nos. 000-19582

Ladies and Gentlemen:

This letter is submitted in response to the comment contained in the letter dated July 19, 2018 from Jim Dunn of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Adam N. Satterfield, Senior Vice President - Finance and Chief Financial Officer of Old Dominion Freight Line, Inc. (the “Company”), regarding the Company’s Form 10-K for the fiscal year ended December 31, 2017 (the “Form 10-K”) and Form 10-Q for the fiscal period ended March 31, 2018 (the “Form 10-Q”).

Form 10-K for the Fiscal Year Ended December 31, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 20

Comment 1: In your response to prior comment 1, you indicate that operating statistics such as LTL revenue per hundredweight, LTL revenue per shipment, and LTL revenue are commonly used in the LTL industry to evaluate pricing trends. However, we were only able to identify one competitor that discloses it calculates such measures using billed revenue. Please provide us with further information related to your understanding of industry practice on the calculation of these measures using billed revenue versus revenue as calculated in accordance with GAAP. Additionally, please provide us with your analysis as to whether you believe billed revenue would represent a non-GAAP measure under Item 10(e) of Regulation S-K, as you calculate these measures using billed revenue. In your response, please provide us with the quantitative difference between billed revenue and revenue reported under GAAP for the periods presented.

Response 1: We believe revenue per hundredweight and revenue per shipment are common operating metrics used throughout the less-than-truckload (“LTL”) industry to indicate changing trends in freight rates or yield. Of the 10 largest LTL carriers identified in the 2018 Top Less-than-truckload Carriers list published in the July 10, 2018 edition of Transport Topics, seven are publicly traded and publicly disclose revenue per hundredweight and revenue per shipment operating metrics. While these seven carriers use different names to describe the revenue component for these operating metrics (e.g., LTL Revenue, Billed Revenue, Total Picked up Revenue, Gross Revenue, Composite Revenue), we believe these operating metrics are generally calculated consistently across carriers. Of the seven publicly-traded carriers, four of them (including the Company) specifically disclose in Commission filings that these operating metrics include revenue for undelivered freight that is deferred in the carriers' respective financial statements in accordance with U.S. GAAP. The remaining three carriers, which provide LTL services as a secondary business line, may also include deferred revenue for undelivered freight when calculating their respective operating metrics, but these three carriers do not describe how the operating metrics are calculated in their Commission filings.

The revenue used to calculate our operating metrics represents the total LTL charges we bill our customers for shipments received during the period. “LTL Service Revenue” and “Other Services Revenue” are the only two revenue measures included in our Commission filings and we disclose these measures in accordance with U.S. GAAP. We do not publicly disclose billed revenue or any non-GAAP financial measure, and we do not believe utilizing billed revenue when calculating our operating metrics constitutes or results in the disclosure of a non-GAAP financial measure under Item 10(e) of Regulation S-K. Our operating metrics reflect the average freight rates we charge our customers per pound or shipment and are not characterized as revenue earned during the period.

The table below illustrates the quantitative difference between LTL operating metric revenue and revenue reported under U.S. GAAP for each reporting period included in our Form 10-K and Form 10-Q:

(in thousands)	Fiscal Year			First Quarter
	2017	2016	2015	2018	2017
LTL service revenue*	$3,303,611	$2,939,572	$2,893,683	$911,054	$740,186

Revenue for prior period undelivered freight recognized in the current period	(9,538)	(12,687)	(12,687)	(8,929)	(9,538)
Revenue for current period undelivered freight deferred in the current period	8,929	9,538	12,687	14,602	19,088

LTL operating metric revenue	$3,303,002	$2,936,423	$2,893,683	$916,727	$749,736

* Revenue as disclosed in Note 1 of the Notes to our Financial Statements in accordance with U.S. GAAP

Undelivered freight revenue represents the portion of billed revenue for shipments in transit at the end of a quarter that is deferred to a future period under our revenue recognition policy. The balance varies based on the day of the week on which the reporting period ends (weekday or weekend) and the volume of freight in our network, which typically builds from the first through the third quarter of each year and then declines in the fourth quarter. We believe including changes in revenue for undelivered freight in our operating metrics could erroneously distort our actual freight rate trends as it would compare a static weight or shipment count for shipments received in the current period to revenue that is not related to that static weight or shipment count.

Item 10(e)(4)(i) of Regulation S-K specifically excludes “operating and other statistical measures” from the definition of a non-GAAP financial measure. We believe that each of our publicly disclosed LTL revenue per hundredweight, LTL revenue per shipment, and LTL revenue per intercity mile operating metrics - all of which are calculated using billed revenue in the manner described above - are appropriate operating and statistical measures for our industry that qualify for the “operating and statistical measures” exclusion from the definition of a non-GAAP financial measure.

Closing

We hope that our response appropriately addresses your comment. Please contact me at 336.822.5519 if you require any additional information or have any questions regarding our response.

Sincerely,

/s/ Kimberly S. Maready
Kimberly S. Maready
Vice President - Accounting and Finance

cc: Adam N. Satterfield